Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael N. HAMMES
Date of last notice	13 March 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	1 December 2015

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change	• Direct interest in 26,462 ordinary shares/CUFS registered in the name of Michael N. Hammes and Lenore L. Hammes.
• Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.

•    Indirect interest in CUFS held in the form of 9,000[1] ADRs, equivalent to a holding of 9,000 ordinary shares/CUFS. The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:

¡ 9,000 ADRs for Michael N. Hammes and Lenore L. Hammes
Class	Ordinary shares/CUFS
Number acquired	3,647
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$60,467.26

1 Reflects previously announced change to the depositary ratio under James Hardie’s ADR program. Effective 18 September 2015, the ratio of ADRs under James Hardie’s ADR program changed from a 5-to-1 CUFS-to-ADR ratio to a 1-to-1 ratio.

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	Current relevant interest is:
• Direct interest in 30,109 ordinary shares/CUFS registered in the name of Michael N. Hammes and Lenore L. Hammes.
• Indirect interest in 5,000 ordinary shares/CUFS. The registered holder is HSBC Custody Nominees (Australia) Limited and they are held on account for Michael and Lenore Hammes.

•    Indirect interest in CUFS held in the form of 9,000 ADRs, equivalent to a holding of 9,000 ordinary shares/CUFS. The registered holder is Deutsche Bank Trust Company Americas and they are held on account for the following beneficial owner:

¡ 9,000 ADRs for Michael N. Hammes and Lenore L. Hammes
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable

+ See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.
Appendix 3Y Page 4	01/01/2011